UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

November 18, 2024

In the Matter of

QMIS TBS Capital Group Corp.
55-6, The Boulevard Office
Lingkaran Syed Putra
Mid Valley City
59200, Kuala Lumpur
Malaysia

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-275426

   QMIS TBS Capital Group Corp. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

   QMIS TBS Capital Group Corp. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

   In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on November 18, 2024.

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

James Lopez
Office Chief